Clear Water Distilling

ANNUAL REPORT

564 W 700 S, Suite 401
Pleasant Grove, UT 84062
https://www.clearwaterdistilling.com/

This Annual Report is dated May 5th, 2020.

BUSINESS

Company Overview

Clear Water Distilling Company LLC (dba "Clear Water") is an experimental distillery that is not afraid to color outside the lines. Clear Water creates high end spirits that may or may not fall within established alcohol industry categories. Just like a chef experiments with ingredients and methods to create exciting and delicious new recipes, so does Clear Water. By combining methods and ingredients traditionally used for a variety of spirits, into one new spirit, Clear Water is redefining the boundaries of the industry.

Competitors and Industry

It is hard to compare Clear Water Distilling Company LLC to other distilleries. Most craft distilleries immediately focus on gin and/ or vodka or rum, and get started on aging a whiskey. This is what sets Clear Water apart. Rather than trying to produce gin or vodka in an ever flooding market, Clear Water is merging ingredients and strategies to create an all new experience for consumers. Josephine is not a true Eau-De-Vie, nor a Rum nor Gin. It is a delicious amalgam of all three. Clear Water aims to set a new standard for experimental spirits.

Current Stage and Roadmap

Clear Water Distilling Company LLC is up and running. Full production is underway and is selling in 30 states across the US online. Local sales are also brisk as curb-side pickup is available at the distillery to a thirsty market in Utah. Spirit sales have increased during the pandemic and the Craft distillery market is at the early days of its growth trajectory, and Clear Water is ready to capitalize. In 3 years Clear Water has a goal of 10,000 cases per year and distribution overseas. In 5 years the goal is 30,000 cases and availability in all 50 states.

Previous Offerings

Between December 31st, 2018 and December 31st 2019, we sold 31,830 shares of Crowdfunding Units in exchange for $2.42 per share under Regulation Crowdfunding.

We have made the following issuances of securities within the last three years:

Name: Voting Units
Type of security sold: Equity
Final amount sold: $0.01
Number of Securities Sold: 2,800,997
Use of proceeds: Founders Units
Date: April 23, 2018
Offering exemption relied upon: Section 4(a)(2)

Name: Non-Voting Units
Type of security sold: Equity
Final amount sold: $100,000.00
Number of Securities Sold: 299,999
Use of proceeds: Startup Funding
Date: April 23, 2018
Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

Circumstances which led to the performance of financial statements:

The company spent 2019 developing spirits, getting vendors, formula and bottle approval, installing the stills, and ramping up for production. That explains the large expenditures for the year. Bottle sales began in March of 2020.

Historical results and cash flows:

The company is now open for business, though the sales plan had to pivot because of the recent stay-at-home restrictions. In-person tasting room sales have been delayed as online sales/ e-commerce is happening sooner than expected. The spirits are available in 30 states through an online distributor, LibDib, and sales partner, SpeakeasyCo. The spirits industry is seeing record sales and this e-commerce is a great opportunity.

Liquidity and Capital Resources

The company still has the Chase credit card with a balance of around $30,000. It is being used for materials purchases as well as StartEngine advertising. The business has around $10,000 in the bank, hovering around that number as investments come in and expenses occur.

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Managers

Name: Matt Eau Claire

Matt Eau Claire's current primary role is with Data Architecture Consulting. Matt Eau Claire currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

> Position: CEO and Manager
> Dates of Service: December 05, 2017 - Present
> Responsibilities: Final Decisions, Manage External Issues, The Boss

Other business experience in the past three years:

> Employer: USANA Health Sciences
> Title: Enterprise Data Architect
> Dates of Service: March 27, 2017 - March 15, 2019
> Responsibilities: Manage and analyze all data for the company

Other business experience in the past three years:

Employer: InterTec
Title: Data Architecture Consultant
Dates of Service: August 01, 2016 - March 26, 2017
Responsibilities: Data Architecture and Development

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Voting units	Matthew D Eau Claire	1,801,000 shares		64.3%

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions

OUR SECURITIES

The Company's Securities

The Company has authorized Non-Voting Units, Crowdfunding Units, and Voting Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 442,148 of Crowdfunding Units.

Non-Voting Units

The amount of security authorized is 299,999 with a total of 299,999 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Units.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 12, 2020.

Clear Water Distilling, Inc.

By   /s/ Matt Eau Claire
_____

       Name   Matt Eau Claire
       :

       Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Matt Eau Claire, Principal Executive Officer of Clear Water Distilling Co,, hereby certify that the financial statements of Clear Water Distilling Co. included in this Report are true and complete in all material respects.

/s/ Matt Eau Claire
Principal Executive Officer

ClearWater Distilling Company LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
ClearWater Distilling Company LLC
Pleasant Grove, Utah

We have reviewed the accompanying financial statements of ClearWater Distilling Company LLC (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Going Concern
As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 25, 2020
Los Angeles, California

CLEARWATER DISTILLING COMPANY LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	20,752	$	45,516
Inventories		4,232		-
Total current assets		**24,983**		**45,516**
Property and equipment, net		93,512		-
Total assets	$	**118,496**	$	**45,516**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Credit cards		35,567		13,339
Current portion of capital lease		8,576		-
Accounts payable		35,215		-
Total current liabilities		**79,357**		**13,339**
Members' loan		32,341		-
Capital lease		39,053		-
Total liabilities		**150,751**		**13,339**
MEMBERS' EQUITY				
Members' equity		150,882		53,500
Equity issuance cost		(14,749)		
Retained earnings/(Accumulated Deficit)		(168,390)		(21,322)
Total members' equity		**(32,256)**		**32,178**
Total liabilities and members' equity	$	**118,496**	$	**45,516**

See accompanying notes to financial statements.

CLEARWATER DISTILLING COMPANY LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of events	-	-
Gross profit	-	-
Operating expenses		
General and administrative	128,773	13,545
Research and development	7,132	7,587
Sales and marketing	3,006	191
Total operating expenses	138,912	21,322
Operating income/(loss)	(138,912)	(21,322)
Interest expense	8,156	-
Other loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(147,067)	(21,322)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (147,067)	$ (21,322)

See accompanying notes to financial statements.

CLEARWATER DISTILLING COMPANY LLC
STATEMENTS OF CHANGES IN MEMBERS EQUITY
(UNAUDITED)

(in , $US)	Members' Equity		Equity Issuance Costs		Retained earnings/ (Accumulated Deficit)		Total Members' Equity	
Balance—January 1, 2018	$	-	$	-	$	-	$	-
Net income/(loss)		-		-		(21,322)		**(21,322)**
Member contribution		53,500		-		-		**53,500**
Balance—December 31, 2018	$	**53,500**	$	**-**		**(21,322)**		**32,178**
Net income/(loss)		-		-		(147,067)		**(147,067)**
Members' contribution		46,500		-		-		**46,500**
StartEngine crowd funding		50,882		-		-		**50,882**
Equity issuance cost associated with StartEngine crowd funding		-		(14,749)		-		**(14,749)**
Balance—December 31, 2019	$	**150,882**	$	**(14,749)**	$	**(168,390)**	$	**(32,256)**

See accompanying notes to financial statements.

CLEARWATER DISTILLING COMPANY LLC
STATEMENTS OF CASH FLOWS
 (UNAUDITED)

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	(147,067)	(21,322)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	10,355	-
Changes in operating assets and liabilities:		
Inventories	(4,232)	-
Accounts payable	35,215	-
Credit Cards	22,228	13,339
Net cash provided/(used) by operating activities	**(83,501)**	**(7,984)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(50,844)	-
Net cash provided/(used) in investing activities	**(50,844)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings on Loans	32,341	-
Repayments on Capital lease	(5,394)	-
Members' contribution	46,500	-
StartEngine crowd funding	50,882	-
Equity issuance cost associated with StartEngine crowd funding	(14,749)	53,500
Net cash provided/(used) by financing activities	**109,581**	**53,500**
Change in cash	(24,765)	45,516
Cash—beginning of year	45,516	-
Cash—end of year	20,752	45,516
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	8,156	-
Cash paid during the year for income taxes	-	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Capital leases	$ 53,023	

CLEARWATER DISTILLING COMPANY LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

ClearWater Distilling Company LLC was formed on April 23, 2018 ("Inception") in the State of Utah. The financial statements of ClearWater Distilling Company LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Pleasant Grove, Utah.

ClearWater Distilling Company is an experimental distillery. ClearWater creates high end spirits that may or may not fall within established alcohol industry categories. Just like a chef experiments with ingredients and methods to create exciting and delicious new recipes, so does Clear Water. By combining methods and ingredients traditionally used for a variety of spirits into one new spirit, Clear Water is redefining the boundaries of the industry.

ClearWater will manufacture and sell craft spirits globally. ClearWater will also conduct tours and tastings on site at the distillery. All business is currently conducted at the Pleasant Grove Facility.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, and 2018, the Company determined that no reserve was necessary. As of December 31, 2019 and December 31, 2018, the company had no account receivables.

Inventory

Inventories are recorded at the lower of cost or market, using first-in, and first out method (FIFO).

Property, Plant, and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets. The useful lives are as follows:

Category	Useful Life
Other Machinery	5-7 years
Manufacturing Equipment	5-7 years
Leasehold Improvements	Lesser of 15 years or lease term
Office Equipment	5-7 years
Lab Equipment	5-7 years
Capital Leases	Lesser of 7 years or lease term

Expenditures for repairs and maintenance are charged to expense as incurred.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever event or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during 2018 and 2019. There can be no assurance, however, that the patents will be issued, the market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Income Taxes

Effective October 1, 2019, ClearWater Distilling LLC. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

The Company elected C Corporation taxation October 1, 2019. The tax provision, deferred taxes, valuation allowance for the period from October 1, 2019 to December 31, 2019 is immaterial.

Revenue Recognition

The Company will recognize revenues from the sale of spirits online, retailers and distributors, from retail swag sales, from manufacturing facility tour fees, and from contract distilling for other Alcohol and Tobacco Tax and Trade Bureau bonded buyers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Operating Leases

Operating leases relate to vehicles and equipment. Rent expense for operating leases is recognized on a straight-line basis over the term of the leases, which ranges from 3 to 5 years.

Capital Leases

Capital leases relate to equipment and is recorded at fair value of the lease payments on the initial contract date. The asset is amortized over the term of the lease, which is generally 5 years.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 25, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2019	2018
Finished Goods	$ -	$ -
Packaging	499	-
Raw Materials	3,733	-
Total Inventories	$ 4,232	$ -

4.   PROPERTY AND EQUIPMENT

As of December 31, 2019, and December 31, 2018, property and equipment consists of:

As of Year Ended December 31,	2019	2018
Other Machinery	$ 5,624	$ -
Manufacturing Equipment	15,500	
Leasehold Improvements	27,438	
Office Equipment	1,000	
Lab Equipment	1,282	
Capital lease equipment	53,023	
Accumulated depreciation	(10,355)	-
Property and Equipment, Net	**$ 93,512**	**$ -**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 was in the amount $10,355.

5. MEMBERS' EQUITY

The current ownership percentages of members are as follows:

Member's Name	Ownership Percentage
Matthew D. Eau Claire	67.34%
Stephanie Eau Claire	11.22%
James Pyle	4.49%
Factory6, Inc.	4.49%
Adam Opalek	1.25%
Fred & Judy Metz	11.22%
Total	**100.0%**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

The Company's is offering 299,999 non-voting member units at $2.42 per unit through its Regulation Crowdfunding "Reg CF" offering. As of December 31, 2019, the company sold 30,602 units.

7. DEBT

Members' loan

During year 2019, the company received advances/loans from founder Matthew Eau Claire in the amount of $32,341. The loan has no interest rate and no maturity date has been set. The entire loan balance has been classified as non-current.

8.   RELATED PARTY

During year 2019, the company received advances/loans from founder Matthew Eau Claire in the amount of $32,341. The loan has no interest rate and no maturity date has been set. The entire loan balance has been classified as non-current.

9.   COMMITMENTS AND CONTINGENCIES

Operating leases:

On February 22, 2019, signed a lease agreement with a certain lessor for an office space. The lease shall be for 60 months commencing on April 1, 2019 and shall end on March 31, 2024. The company paid a deposit of $15,000 and the monthly rent shall be in the amount of $4,426.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2019, are as follows:

As of Year Ended December 31, 2019		
2020	$	53,118
2021		54,712
2022		56,353
2023		58,043
2024		59,785
Thereafter		-
Total future minimum operating lease payments	$	282,011

Rent expense for years ended December 31, 2019 was in the amount of $30,661.

Capital Lease

During 2019, the Company entered into multiple leases for certain equipment in total amount of $53,023. The leases mature over a period of 60 months. There is an option to purchase the assets at the end of the leases. The balance as of December 31, 2019 is $47,628. The current balance is $8,576 as of December 31, 2019.

Future minimum maturities under these capital leases as of December 31, 2019 were as follows:

Year	Obligation	
2020	$	8,576
2021		10,096
2022		11,888
2023		12,734
Thereafter		4,336
Total minimum future obligation	$	47,629

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. RESTATEMENT

The company has restated its previously reported financial statements as at and for the year ended December 31, 2018 and related disclosures. The restatement of the company's financial statements followed an independent review of the year 2019 financial statements. During that review, discrepancies were identified in the financials provided by the company, causing the company's management to restate the 2018 financial statements because of errors in the accounting system. The effects of the restatement, including the correction of all errors identified by the company's management are reflected in the company's financial statements and accompanying notes included herein.

The following table summarizes the changes made to the December 31, 2018:

	Original	Adjustment	Restated
Net loss	(20,270)	(1,052)	(21,322)
Operating cash flows	(7,622)	(362)	(7,984)
Cash flows from investing	(1,100)	1,100	-
Total Assets	46,569	(1,053)	45,516
Total liabilities	12,600	739	13,339
Retained earnings/(Accumulated Deficit)	(20,270)	(1,052)	(21,322)
Total members' equity	33,969	(1,791)	32,178

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 25, 2020, the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CLEARWATER DISTILLING COMPANY LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has an accumulated deficit of $168,390 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.